SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______.

Commission File Number: 33-99982

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

ProQuest Profit Sharing Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ProQuest Company

789 E. Eisenhower Pkwy.

PO Box 1346

Ann Arbor, MI 48106-1346

PROQUEST PROFIT SHARING

RETIREMENT PLAN

FINANCIAL STATEMENTS

December 31, 2005 and 2004

(With Report of Independent Registered Public Accounting Firm Thereon)

PROQUEST PROFIT SHARING RETIREMENT PLAN

Ann Arbor, Michigan

FINANCIAL STATEMENTS

December 31, 2005 and 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Investment Committee

ProQuest Company

Ann Arbor, Michigan

RE: ProQuest Profit Sharing Retirement Plan

We have audited the accompanying statements of net assets available for plan benefits of the ProQuest Profit Sharing Retirement Plan (“Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for plan benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2005 financial statements as a whole.

Crowe Chizek and Company LLC

South Bend, Indiana

June 8, 2006

PROQUEST PROFIT SHARING RETIREMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

December 31, 2005

ASSETS
Investments
ProQuest Company common stock	$1,350,621
Mutual funds	151,124,081
Common/collective fund	48,119,581
Cash equivalents	4,564,590
Participant loans	3,577,378

Total investments	208,736,251
Receivables
Company contributions	3,177,153
Participant contributions	3,926
Other	6,578

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$211,923,908

See accompanying notes to financial statements.

PROQUEST PROFIT SHARING RETIREMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

December 31, 2004

ASSETS
Investments
Investments in ProQuest Profit Sharing Plan Master Trust	$193,161,583
Participant loans	3,430,546

Total investments	196,592,129
Receivables
Company contributions	2,015,720
Participant contributions	—
Other	—

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$198,607,849

See accompanying notes to financial statements.

PROQUEST PROFIT SHARING RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Years ended December 31, 2005 and 2004

	2005	2004
Additions to net assets attributed to:
Investment income
Net investment gain on plan interest in ProQuest
Profit Sharing Plan Master Trust	$13,142,247	$14,378,825
Participant loan interest	183,688	184,974

Total investment income	13,325,935	14,563,799
Contributions
Company contributions	2,960,435	2,015,911
Participants’ contributions	8,118,499	7,362,792
Participants’ rollovers	3,365,010	1,080,368

Total contributions	14,443,944	10,459,071

Total additions	27,769,879	25,022,870
Deductions from net assets attributed to:
Benefits paid to participants	21,803,561	24,995,381
Administrative fees	27,680	24,291

Total deductions	21,831,241	25,019,672

Net increase before transfers	5,938,638	3,198
Transfers from Voyager Expanded Learning, 401(k) Profit Sharing Plan	4,022,860	—
Transfers from OEConnection, LLC retirement plan	3,354,561	—

Total transfers	7,377,421	—
Net assets available for plan benefits at beginning of year	198,607,849	198,604,651

Net assets available for plan benefits at end of year	$211,923,908	$198,607,849

See accompanying notes to financial statements.

PROQUEST PROFIT SHARING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

NOTE 1 – DESCRIPTION OF THE PLAN

The following description of the ProQuest Profit Sharing Retirement Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General: The Plan, which covered 3,056 and 2,758 participants at December 31, 2005 and 2004, respectively, is a defined contribution plan covering all full-time and certain part-time employees of ProQuest Company (“ProQuest”; “the Company”), National Archive Publishing Company (NAPC), and OEConnection, LLC (OEC) (collectively referred to as the “Companies”). NAPC was spun off from ProQuest effective October 28, 2005 at which time it adopted the Plan as an unrelated employer. Effective December 31, 2005, the ProQuest Profit Sharing Plan Master Trust (Master Trust), which included the assets of the Plan and the OEConnection, LLC retirement plan, was eliminated and the OEConnection, LLC retirement plan was merged into the Plan. OEC is a joint venture that was entered into on July 1, 2001 between ProQuest and three other members.

On February 4, 2005, ProQuest purchased Voyager Expanded Learning, Inc., and in August of 2005, the Voyager Expanded Learning 401(k) Profit Sharing Plan (Voyager Plan) was merged into the Plan, resulting in a transfer into the Plan of $4,022,860 in net assets of the Voyager Plan.

Employees are immediately eligible to participate in the Plan and may join or elect deferral percentage or investment election changes on any business day, effective at the next payroll processing date. The Plan is participant directed, and, therefore, participants are allowed to select the investment funds to which they wish to contribute. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions: Participants electing to make contributions to the Plan may contribute not less than 1% and no more than 50% of compensation. Contributions are limited in accordance with IRS regulations. Participants may allocate their contributions among 26 funds, including 20 funds offered through Fidelity Investments, a party-in-interest investment, and the ProQuest Company Stock Fund, also a party-in-interest to the plan. Participants who are employees of OEC or NAPC are not permitted to invest in the ProQuest Company Stock Fund.

For 2005, ProQuest and NAPC contributed 1% of eligible participants’ annual compensation and an additional 1% to 2% based on the level of employee contributions. For 2004, ProQuest contributed between 1% and 8% (based on years of credited service and the level of employee contributions) of eligible participants’ annual compensation. For the 2004 plan year, compensation for purposes of the ProQuest contribution was limited to $40,000. For 2005 and 2004, OEC contributed 1% to 4% of eligible participants’ compensation based on the level of employee contributions. Additional amounts may be contributed at the option of the Company’s board of directors. No such additional amounts were contributed to the Plan for the years ended December 31, 2005 or 2004.

(Continued)

PROQUEST PROFIT SHARING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

NOTE 1 – DESCRIPTION OF THE PLAN (Continued)

Participant Accounts: Each participant’s account is credited with the participant’s contribution and an allocation of the Company contribution and plan earnings. Gains and losses resulting from market appreciation or depreciation, interest, and dividends are allocated on the basis of participants’ account balances.

Vesting: Participants are immediately vested in their contributions and the Company contributions, as well as any investment earnings on these contributions.

Payment of Benefits: Upon termination of employment with the Companies or other specified events, a participant may elect to receive an amount equal to the value of the participant’s interest in his or her account in either a lump-sum amount or in installments.

Participant Loans: Participants can borrow up to 50% of their vested account balance, subject to IRS limitations. Principal and interest are generally repaid through payroll deductions. The interest rate for participant loans is equal to the prime rate plus 1%, which was 7.25% and 5.25% as of December 31, 2005 and 2004, respectively.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The financial statements include the accounts of the ProQuest Profit Sharing Retirement Plan. The financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates: The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires the plan administrator to make estimates and assumptions related to the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant items subject to such estimates and assumptions include the valuation of investments. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition: On December 31, 2004, the Plan’s investment assets other than participant loans were held in Master Trust (refer to note 4) which held mutual funds, common stock of ProQuest Company, a money market fund, and a common collective trust fund. Investments in mutual funds and common stock were stated at fair value, based upon quoted market prices. The common collective trust fund was valued at the fund’s net asset value on the last day of the Plan year. The fund’s net asset value was determined by the bank sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at the valuation date. Money market fund investments and participant loans are reported at cost which approximates fair value.

(Continued)

PROQUEST PROFIT SHARING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

On December 31, 2005, the Master Trust was eliminated, and the Plan’s investments held in trust are stated at fair value (refer to note 5). Investments in mutual funds and common stock are stated at fair value, based upon quoted market prices. The common collective trust fund is valued at the fund’s net asset value on the last day of the Plan year. The fund’s net asset value is determined by the bank sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at the valuation date. Money market fund investments and participant loans are reported at cost, which approximates fair value.

The fair value of the Plan’s investments is based on the beginning-of-the-year value of the Plan’s investments plus actual contributions (including transfers from other plans) and allocated investment income (loss), less actual distributions and allocated administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income on investments is recognized as earned.

Risks and Uncertainties: The Plan provides for various investment options in any combination of ProQuest Common Stock, a common/collective fund, mutual funds, or a money market fund. The underlying investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Contributions: The Company and NAPC contributed $2,960,435 to the Plan for the year ended December 31, 2005, and the Company contributed $2,015,911 to the Plan for the year ended December 31, 2004. These contributions were calculated in accordance with the terms of the Plan. The participant contributions and rollovers totaled $11,483,509 and $8,443,160 for the years ended December 31, 2005 and 2004, respectively.

Payment of Benefits: Benefit distributions are recorded when paid.

Administrative Costs: Investment manager fees are offset against earnings on the related investments and allocated to participants. Participants were charged administrative fees, primarily for loan administration, of $27,680 and $24,291 in 2005 and 2004, respectively. ProQuest Company paid certain other administrative expenses of the Plan.

(Continued)

PROQUEST PROFIT SHARING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

NOTE 3 – TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated July 22, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The related trust is, therefore, exempt from tax under Section 501(a) of the Code. The Plan has been amended since receiving the determination letter. The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and that the related trust is exempt from income taxes.

NOTE 4 – INTEREST IN PROQUEST PROFIT SHARING MASTER TRUST AT DECEMBER 31, 2004

The Plan’s investments were held in the ProQuest Profit Sharing Retirement Plan Master Trust (Master Trust) at December 31, 2004, which was established for the investment of assets of the Plan and the OEConnection, LLC retirement plan. Effective December 31, 2005, the Master Trust was eliminated and the net assets of the OEConnection, LLC retirement plan that were held in the Master Trust were merged into the Plan (see note 1). At December 31, 2004, each participating retirement plan had an undivided interest in the assets of the Master Trust. Fidelity Management Trust Company (Fidelity) held the assets of the Master Trust. At December 31, 2004, the Plan’s interest in the net assets of the Master Trust was $193,161,583, which represented 98.8% of the Master Trust’s net assets. The Plan’s interest in the Master Trust’s net investment income was $14,378,825 for the year ended December 31, 2004. Investment income and administrative expenses were allocated to the participating plans based on the activity in the individual participant accounts in the plans. The Plan’s interest in the Master Trust, at estimated fair value, represent 5% or more of the Plan’s net assets at December 31, 2004.

The following table presents the fair values of individual investments within the Master Trust that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2004:

Fidelity Investment Funds
Magellan	$17,612,112
Contrafund	16,549,833
Growth and Income	16,552,495
Freedom 2010	13,410,225
Freedom 2020	12,584,057
Spartan US Equity Index	12,719,196
Managed Income Portfolio II	53,113,159

(Continued)

PROQUEST PROFIT SHARING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

NOTE 4 – INTEREST IN PROQUEST PROFIT SHARING MASTER TRUST AT DECEMBER 31, 2004 (Continued)

The following presents the fair value of investments in the Master Trust at December 31, 2004 and the related investment income for the year ended December 31, 2004:

Year ended December 31, 2004
Mutual funds
Fidelity Investment Funds (various)	$130,710,497
Fidelity Institutional Cash Portfolio	56,414
Calamos Investment Advisors Growth Fund	1,165,405
Harris Associates Oakmark Select Fund	1,552,495
Neuberger Berman Genesis Trust	6,879,128
TCW Group Galileo Select Equities	295,766
Van Kampen Investments Growth & Income Fund	250,887

Total mutual funds	140,910,592

Common stock
ProQuest Company common stock	1,579,535
Common collective trust
Fidelity Managed Income Portfolio II	53,113,159

$195,603,286

The components of the income for the Master Trust are as follows for the year ended December 31, 2004:

Net appreciation (depreciation) in fair value of investments
Mutual funds	$10,057,737
Common stock	4,731

10,062,468
Interest	2,203,009
Dividends	2,367,248
Administrative fees	(126)

Trust income (loss)	$14,632,599

(Continued)

PROQUEST PROFIT SHARING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

NOTE 5 – INTEREST IN PROQUEST PROFIT SHARING MASTER TRUST FOR THE YEAR ENDING DECEMBER 31, 2005

The Plan’s investments were held in the ProQuest Profit Sharing Retirement Plan Master Trust (Master Trust) during the plan year ended December 31, 2005, which was established for the investment of assets of the Plan and the OEConnection, LLC retirement plan. Effective December 31, 2005, the Master Trust was eliminated and the net assets of the OEConnection, LLC retirement plan (of $3,354,561) that were held in the Master Trust were merged into the Plan (see note 1). The Plan’s interest in the Master Trust income was $13,142,247 for the year ended December 31, 2005. Investment income and administrative expenses were allocated to the participating plans based on the activity in the individual participant accounts of the two participating plans.

The components of the income for the Master Trust are as follows for the year ended December 31, 2005:

Net appreciation (depreciation) in fair value of investments
Mutual funds	$6,037,264
Common stock	(81,516)

5,955,748
Interest	2,040,761
Dividends	5,440,926

Trust income (loss)	$13,437,435

NOTE 6 – INVESTMENTS AT DECEMBER 31, 2005

The following table presents the market value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2005:

Fidelity Investment Funds
Managed Income Portfolio II	$48,119,581
Spartan US Equity Index	13,487,084
Magellan	16,432,395
Contrafund	19,508,111
Growth and Income	15,517,917
Freedom 2010	13,823,338
Freedom 2020	13,907,919

(Continued)

PROQUEST PROFIT SHARING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

NOTE 7 – TERMINATION PRIORITIES OF THE PLAN

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA. Participants are 100% vested in their accounts, and the net assets of the Plan would be allocated as prescribed by ERISA and its related regulations.

NOTE 8 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements at December 31, 2005 to the Form 5500:

Net assets available for plan benefits per the financial statements	$211,923,908
Less: Participant loans deemed distributed	(14,723)

Net assets available for plan benefits per the Form 5000	$211,909,185

The following is a reconciliation of the total deductions per the financial statements for the year ended December 31, 2005 to the Form 5500:

Total deductions per the financial statements	$21,831,241
Less: Offset of participant loans deemed distributed	(2,159)

Total expenses per the Form 5500	$21,829,082

The following is a reconciliation of net assets available for plan benefits per the financial statements at December 31, 2004 to the Form 5500:

Net assets available for plan benefits per the financial statements	$198,607,849
Less: Participant loans deemed distributed	(8,167)

Net assets available for plan benefits per the Form 5500	$198,599,682

(Continued)

PROQUEST PROFIT SHARING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

NOTE 9 – PARTIES IN INTEREST

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the Company and certain others. At December 31, 2005 and 2004, certain investments of the Plan were held in investment funds which were managed by Fidelity, the Trustee of the Plan. Fidelity is the Plan custodian and, therefore, these transactions represent exempt party-in-interest transactions which are not prohibited by the Department of Labor. The Plan also invests in shares of common stock issued by ProQuest Company, which qualifies as a party-in-interest investment. Further, participant loans qualify as party-in-interest transactions.

NOTE 10 – SUBSEQUENT EVENTS

Effective March 1, 2006, NAPC employees were no longer allowed to participate in the Plan. NAPC established its own defined contribution plan and during 2006, all assets and liabilities attributable to NAPC employees were transferred out of the Plan. The total amount transferred out of the Plan was $22,477,283.

(Continued)

PROQUEST PROFIT SHARING RETIREMENT PLAN

SCHEDULE H, LINE 4i -SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2005

Plan Sponsor:	ProQuest Company
Employer Identification Number:	36-3580106
Plan Number:	101

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Par, or Maturity Value		(d) Cost	(e) Current Value
*	Fidelity Investments	Institutional Cash Portfolio	42, 145 shares	#	$42,145
*	Fidelity Investments	Managed Income Portfolio II	48,119,581 shares	#	48,119,581
*	Fidelity Investments	U.S. Equity Index	305,414 shares	#	13,487,084
*	Fidelity Investments	Magellan	154,382 shares	#	16,432,395
*	Fidelity Investments	Contrafund	301,237 shares	#	19,508,111
*	Fidelity Investments	Growth and Income	451,102 shares	#	15,517,917
*	Fidelity Investments	Intermediate Bond	765,023 shares	#	7,872,085
*	Fidelity Investments	OTC Portfolio	227,042 shares	#	8,579,899
*	Fidelity Investments	Diversified International	282,655 shares	#	9,197,608
*	Fidelity Investments	Small Cap Stock	32,287 shares	#	590,860
*	Fidelity Investments	Freedom Income	146,322 shares	#	1,663,680
*	Fidelity Investments	Freedom 2000	221,859 shares	#	2,708,893
*	Fidelity Investments	Freedom 2010	983,867 shares	#	13,823,338
*	Fidelity Investments	Freedom 2020	945,474 shares	#	13,907,919
*	Fidelity Investments	Freedom 2030	400,507 shares	#	6,015,616
*	Fidelity Investments	Freedom 2040	159,480 shares	#	1,408,210
*	Fidelity Investments	Strategic Large Cap Value	88,943 shares	#	1,167,820
*	Fidelity Investments	Strategic Mid Cap Value	131,975 shares	#	1,986,226
*	Fidelity Investments	Strategic Large Cap Growth	84,019 shares	#	954,459
*	Fidelity Investments	Strategic Mid Cap Growth	106,127 shares	#	1,391,325
*	Fidelity Investments	Retirement Money Market	4,522,445 shares	#	4,522,445

					188,897,616

	Harris Associates L.P.	Oakmark Select Fund – Class I	61,771 shares	#	2,032,265
	Neuberger Berman Trust Portfolio	NB Genesis Trust	204,503 shares	#	9,928,610
	TCW Group, Inc.	TCW Galileo Select Equities N	15,972 shares	#	317,204
	Calamos Investment Advisors	Calamos Growth A	33,233 shares	#	1,829,790
	Van Kampen Investments, Inc.	Van Kampen Growth & Income A	39,083 shares	#	802,767
*	ProQuest Company	Common Stock	48,392 shares	#	1,350,621
*	Participant loans	Varying maturities; interest rates from 5% to 10.5%			3,577,378

					$208,736,251

*	Party in interest investment, but not prohibited by ERISA

#	Investment are participant directed, therefore, historical cost information is not required

PROQUEST PROFIT SHARING RETIREMENT PLAN

SIGNATURES

Date: June 29, 2006	ProQuest Profit Sharing Retirement Plan

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

By:	/s/ Richard J. Surratt
Richard J. Surratt
Senior Vice President and
Chief Financial Officer